Exhibit 12.1

NELNET, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
	(dollars in thousands)
Income from continuing operations
before taxes and minority interest	$302,454	215,698	44,740	57,145	102,395	279,258
Income from equity investments	(131)	(32)	(29)	(1,144)	(536)	(1,637)
Distributions from equity investments	-	-	-	747	149	625
Interest on uncertain tax positions
included in pre-tax income	293	(574)	72	86	-	-

Income before fixed charges	302,616	215,092	44,783	56,834	102,008	278,246
Plus: fixed charges	233,963	386,992	1,027,875	1,504,268	1,242,802	621,309

Earnings (as defined)	$536,579	602,084	1,072,658	1,561,102	1,344,810	899,555

Interest and amortization expense	$232,860	384,862	1,026,489	1,502,662	1,241,174	620,111
Rent expense (interest portion)	1,396	1,556	1,458	1,692	1,628	1,198
Interest included in interest expense not
related to third party indebtedness	(293)	574	(72)	(86)	-	-

Total fixed charges	$233,963	386,992	1,027,875	1,504,268	1,242,802	621,309

"Earnings" divided by fixed charges	2.29	1.56	1.04	1.04	1.08	1.45